 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2013

Commission File Number: 000-51310

 XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

Herzliya 4614001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated December 18, 2013 is hereby incorporated by reference into the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

Below is an English translation (from Hebrew) of an immediate report by XTL Biopharmaceuticals Ltd. (the "Company") as published on the Tel-Aviv Stock Exchange Ltd. according to the Israeli Security Regulations.

Re: Immediate Report on Convening of General Meetings of Company Shareholders and Warrant (Series 2) Holders

As reported on December 17, 2013, and in accordance with the Tel-Aviv-Jaffa District Court (the "Court") ruling of December 17, 2013 ordering that the Company convene a general meeting of Company shareholders as well as a general meeting of Company warrant (series 2) holders (collectively, the "General Meetings") in favor of extending the term of Company warrant (series 2) until October 28, 2014, and providing an interim ruling extending the term of warrant (series 2) until February 28, 2014, the Company hereby announces the convening of the following general meetings to be held on Sunday, January 12, 2014 at the offices of Victor Tshuva & Co., Adv., on 3 HaYezira St. (S.A.P. building – 7th floor), Ramat-Gan, Israel:

The general meeting of shareholders will be held at 11:00AM (Israel Standard Time – "IST").

The general meeting of warrant (series 2) holders will be held at 12:00PM (IST).

On the agenda

Extending the term of Company warrants (series 2) until October 28, 2014 in accordance with provisions of section 350 of the Israeli Companies Law – 1999 (the "Settlement"), and in accordance with the request filed with the Court on December 9, 2013.

Proposed resolution

"To approve the extension of warrants (series 2) term until October 28, 2014."

Vote required for passing the resolution

In order to pass the above resolution in the General Meetings, a 75% majority of present or proxy participating votes must vote in the affirmative. In the General Meetings, shareholders and warrant (series 2) holders will be required to disclose simultaneous holdings both in Company shares and warrants (series 2). If necessary, results will be calculated on the basis of unbiased votes.

According to the Company’s articles of association, the legal quorum will constitute the presence of, by themselves or their representatives, at least two (2) shareholders or warrant (series 2) holders, holding together at least 33% of the total shares or warrants (series 2) of the Company. If after one half hour from the General Meetings' scheduled time a legal quorum is not found, the General Meetings will be postponed by one day, and will be held on January 13, 2014, at 11:00 (IST), at the same venue. The deferred meeting (the "Deferred Meeting") will discuss the same agenda as planned for the original meeting, with no further notice of the Deferred Meeting. Should a legal quorum not be found in the Deferred Meeting, the meeting will be held with any quorum then present.

The Record Date

In accordance with section 182.3 of the Israeli Companies Law, and with Regulation 3 of the Israeli Companies Regulations (Written Votes and Position Notices) – 2005, the date for establishing the entitlement of a shareholder or a warrant (series 2) holder to participate and vote in the General Meetings is Sunday, December 15, 2013.

Voting

Voting by a proxy card will only be valid if it is received at the Company's official address, including proof of ownership, no later than 72 hours before the General Meetings convene (i.e., by 12:00PM (IST) of Friday, January 10, 2014). The shareholder or warrant (series 2) holder will be required to disclose simultaneous ownership of Company shares and warrants (series 2). Objections to the Settlement may be filed until January 25, 2014.

Position notices may be issued by shareholders until December 25, 2013.

The Company’s Board of Directors may issue responses to said position notices until December 30, 2013.

About XTL Biopharmaceuticals Ltd. (“XTL”)

XTL Biopharmaceuticals Ltd., a biopharmaceutical company, focuses on the acquisition, development, and commercialization of pharmaceutical products for the treatment of clinical unmet needs. XTL is focused on late stage clinical development of drugs for the treatment of multiple myeloma and schizophrenia.

XTL’s lead drug candidate, rHuEPO, for the treatment of multiple myeloma blood cancer, was granted an orphan drug designation from the FDA. rHuEPO has been approved for marketing by the FDA and has for many years been sold for billions of dollars across the world for the treatment of severe anemia.

XTL controls InterCure Ltd. (TASE: INCR), a company which has disrupted the $42 billion hypertension industry with the world's first FDA-cleared, OTC blood pressure treatment device, RESPeRATE® (www.resperate.com).

XTL is a public company traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTL). XTL shares are included in the following indices: Tel-Aviv MidCap-50, Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Bluetech-50.

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com, www.xtlbio.com

Cautionary Statement

Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: December 18, 2013	By:	/s/ Josh Levine
Josh Levine
Chief Executive Officer